

October 23, 2007

<u>Via Facsimile (717) 236-1816 and U.S. Mail</u>

Mary Alice Busby
Mette, Evans & Woodside
1105 Berkshire Blvd, Suite 320
Wyomissing, PA 19610

Re: Community Banks, Inc.
        Schedule TO-C filed on July 26, 2007
        Schedule TO-I filed on October 16, 2007
        SEC File No. 5-39437

Dear Ms. Busby:

The staff in the Office of Mergers and Acquisitions in the Division of Corporation Finance has conducted a limited review of the filings listed above. The scope of our review is limited to the issue identified in our comment below.

All defined terms used here have the same meaning as in the offer materials, unless otherwise indicated. "You" and its derivatives refer to Community Banks, Inc.

1. Your disclosure indicates that the "cash election right is subject to the completion of the merger." While you may condition this tender offer on any number of conditions, conditions other than those relating to governmental or regulatory approvals necessary to the consummation of the offer may not survive the expiration of the offer. Please revise, or advise in your response letter whether the "completion of the merger" as that phrase is used in the offer materials will occur before or contemporaneously with the expiration of this offer.

<u>Closing Comments</u>

Please amend your filings to comply with our comment above, or explain why you believe an amendment is in unnecessary in a response letter filed via EDGAR. In connection with responding to our comment, please provide a written statement from Community Banks, Inc. acknowledging that:

    · Community Banks, Inc. is responsible for the adequacy and accuracy of the disclosure in the filing;

- Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

- Community Banks, Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

We may have additional comments after reviewing your amendment and your response letter. If you would like to discuss these comments or other matters concerning your tender offer materials, please do not hesitate to contact me at (202) 551-3263.

Sincerely,

Christina Chalk
Special Counsel
Office of Mergers and Acquisitions